Exhibit 19.1

Securities Law Compliance Policy

This document (the “Policy”) contains Southern Copper Corporation’s (“SCC” or the "Company") policy concerning (1) the handling of material nonpublic information relating to SCC and its subsidiaries or other companies with which SCC deals and (2) the trading of stock and other securities of SCC and other companies with which SCC deals.

1.Prohibition on Insider  Trading.

Except as provided in Section 5 hereto, no board member, officer, employees, or agent may purchase or sell securities of SCC or of any other company with which SCC deals while aware of material nonpublic information concerning SCC or the other companies with which SCC deals, until at least one full trading day after the information has been made public.

(a)	Board members, Officers, Employees, and Agents.

This Policy is applicable to all board members, officers, employees, and agents of SCC and its subsidiaries.  In addition, the Policy also applies to your spouse, first degree relatives and other persons who share your household, your economic dependents, and any person or entity you control.  SCC will consider any transaction made by you or made by any of the persons mentioned in this paragraph under your instructions, as transactions made by you.

(b)	Material, Nonpublic Information.

Information shall be considered material when (1) a reasonable investor would consider it important in the decision of whether to buy, sell, or hold the security or (2) a reasonable investor considers the information as significant to alter general perception of the issuer in the market.

Information shall be considered nonpublic before it has been made available to the public, that is when it is published in such manner as to provide broad, nonexclusive distribution of the information to the public during a period of time long enough to reflect a change in the price of the security.  Examples of public disclosure include filing information with the SEC or issuing a press release.

Examples of material, nonpublic information might include information related to:  upcoming earnings or losses, negotiation of mergers or acquisitions, significant sales of assets, changes in the dividend policies, declaration of stock splits, offering of additional securities, changes in management, introduction of significant new products and gains or losses of substantial customers or supplies, among other.  Positive or negative information may be considered as material information.

(c)	Other Companies.

The Policy prohibits trading SCC's securities whenever you are aware of material, nonpublic information regarding SCC. It also prohibits you from trading with securities of any other company whenever you have material nonpublic information of such company and you obtained such material nonpublic information from your duties in SCC.  For example, you may be involved in a transaction where SCC is buying a substantial amount of stock in another company.  Even though the amount of the transaction may be immaterial to SCC, it may be material to the other company.  The Policy prohibits you from trading in the securities of the other company while aware of this information, as long as it remains nonpublic.

(d)	Securities.

The Policy prohibits certain transactions with securities of SCC or other companies.  Any material nonpublic information that you obtain will impose a prohibition to trade SCC equity securities. However, such material nonpublic information shall also impose a prohibition to trade SCC’s debt securities or the debt securities of other companies that SCC deals with.

(e)	Purchase and Sale.

The Policy prohibits trading with SCC's securities while you are aware of material, nonpublic information.  The Policy also includes any arrangements by means of which your financial position would change in accordance with changes in the price of the securities.  For example, trading of securities can include a purchase of standardized put or call options, the writing of put or call options, selling stock short, buying or selling convertible securities, or merely engaging in a private agreement where the value of the agreement varies in relation to the price of the underlying security.

(f)	One Full Trading Day.

One full trading day following public disclosure has occurred when, once public disclosure of information has made, a full session of the markets where the securities are being traded has been completed.  For example, suppose you are aware that SCC is considering a stock repurchase program that is nonpublic.  You are prohibited from trading SCC’s stock until one full trading day after release of the announcement to the public.  If the announcement is made on a Tuesday at 8:00 am, EST, before the opening of the NYSE, you can begin trading on SCC's securities on the following Wednesday morning, because a full session of the market was completed on Tuesday.  If the announcement were not made until a Tuesday at 11:00 am, EST, you would not be able to trade until after a full session is completed on Wednesday, that is, on the opening of trading on Thursday, after one full trading day as elapsed.

(g)	Margin Loans.

Trading with securities can violate the Policy whether in public markets or in private transactions.  In addition, you should be aware that the sale of securities in execution of a guaranty is not exempt from the Policy.  Accordingly, you should take into consideration this Policy when making a margin loan in a brokerage account that includes SCC securities.  Under a margin arrangement, the broker may be entitled to sell your shares without your consent when the value of your securities falls below the broker’s margin requirements.  Such sales, regardless they were not requested by you, are considered for your benefit and may be subject to liability under the insider trading rules.  Similar cautions should apply to any bank or other loans where you give your SCC securities as collateral.

(h)	Hedging.

Certain forms of hedging or monetization transactions (such as zero-cost collars) are complex transactions that can present unique insider trading risks. Therefore, the Company strongly discourages board members, officers, employees, and agents covered by this Policy from engaging in such transactions. Any such person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the General Counsel, Secretary or Assistant Secretary of SCC, and it is strongly recommended that such person consult with his or her broker/financial advisor and tax advisor. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the General Counsel, Secretary or Assistant Secretary of SCC at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

(i)	Additional Restrictions and Requirements.
A.

Trading in "puts" and "calls" (publicly traded options to sell or buy stock) and engaging in short sales are often perceived as involving insider trading. Therefore, SCC strongly discourages employees from such trading with respect to SCC securities.

B.

In addition, to avoid even the appearance of impropriety in transactions in SCC stock, company officers and certain other designated employees must refrain entirely from trading in puts and calls in, and engaging in short sales of, SCC stock.

The General Counsel, Secretary or Assistant Secretary of SCC will designate and notify those employees who are subject to these additional restrictions.

2.Prohibition on Unauthorized Disclosure of Material Nonpublic Information.

Any board member, officer, employee, or agent may not disclose material nonpublic information regarding SCC or any company with which SCC deals to anyone outside SCC unless authorized to do so.  Authorized disclosure to persons not subject to the Policy may require such person receiving the information, and not subject to the Policy, to agree not to disclose such information or trade with securities until the information is publicly disclosed.

(a)	Tipping.

You can be held responsible not only for your own insider trading, but also for the trading performed by anyone you disclosed material nonpublic information to.  Even when those to whom you disclosed such information do not trade while aware of the information, you are responsible for the trading of those persons who received material, nonpublic information indirectly from you if you are the ultimate source of their information.  Since any recommendation made by you to purchase, sell, or hold SCC’s or another company’s securities could be interpreted as being based on material nonpublic information, you must exercise caution in making any such recommendations.

(b)	Authorization to Disclose Material Nonpublic Information.

SCC authorizes only certain employees and agents of SCC to make disclosures of material, nonpublic information.  Unless you are authorized to do so by the Chief Executive Officer, the Chief Operating Officer,

or the General Counsel, Secretary or Assistant Secretary of SCC, you should refrain from discussing material nonpublic information with anyone not subject to the Policy.  You should also consider any consequences of disclosing material nonpublic information to persons subject to the Policy.  If the information is disclosed, you can cause these individuals to be prohibited from trading SCC’s securities until the information is publicly disclosed.  Accordingly, you should restrict the dissemination of material nonpublic information to those board members, officers, employees and agents who must be informed of the material nonpublic information in order to pursue SCC’s interests.

(c)	SEC Rules on Fair Disclosure (Regulation FD).

The SEC has enacted rules prohibiting selective disclosure of information.  In summary, Regulation FD requires that whenever the Company, or a person acting on behalf of the Company, discloses material nonpublic information to certain specified persons (including brokers, dealers, analysts and security holders), then the Company must disseminate the information to the public.  Violations of this regulation can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties.  Regulation FD applies largely to a limited group of senior executives and Investor Relations personnel who regularly communicate with securities market professionals and shareholders.  No other SCC employees are authorized to communicate with securities market professionals or shareholders.

(d)	Non-Disclosure Agreements.

Those involved in transactions, projects or negotiations with third parties outside of SCC that require the disclosure of material nonpublic information should have the third parties execute a non-disclosure agreement.  The non-disclosure agreement prohibits the recipient of the information from disclosing the information to others and prohibits the recipient from trading on the information.

(e)	Penalties for Non-Compliance.
i.

Under federal securities laws, individuals who engage in insider trading or tipping can be liable for substantial criminal and civil penalties, including imprisonment for up to 20 years, criminal fines of up to $5 million and civil penalties of up to three times the profits gained or losses avoided.

ii.

The Company, as employer, could also be liable for civil fines of up to the greater of (i) three times the profit gained or loss avoided and (ii) $1.275 million, and criminal fines of up to $25 million, as a consequence of an employee’s insider trading or tipping, and individual controlling persons (directors, officers and supervisory personnel) could also be liable for the civil penalties as a result of such transactions.

iii.

Failure to comply with this Policy may also subject employees to Company-imposed sanctions, including dismissal for cause, whether or not the failure to comply with this Policy results in a violation of law.

3.Blackout Periods.

The following persons may not trade with SCC’s securities or enter into a 10b5-1 trading plan during the following blackout periods:

•

for board members, executive officers and employees designated by the General Counsel, Secretary or Assistant Secretary of SCC (except for Permitted Transactions), during the period beginning on the fifteenth day of the last calendar month of each fiscal quarter and ending at the close of trading on the first full trading day following the release of financial results;

•

for those identified in the announcement or otherwise (except for Permitted Transactions as possibly modified by the announcement), during any period when SCC has announced a blackout period with respect to a transaction or other event; and,

•

for board members and executive officers, to the extent and during the periods required by Section 306 of the Sarbanes-Oxley Act of 2002 and its implementing regulations.  This section refers to the prohibition against insider trade during pension fund blackouts.

The General Counsel, Secretary or Assistant Secretary of SCC may suspend a blackout period at any time he determines that the reason for the blackout period no longer exists.

(a)	Pre-Earnings Blackouts.

Because of the particular sensitivity of trading by those who have access to SCC’s financial information as SCC’s financial statements are being prepared, all board members, executive officers, and employees designated by the General Counsel, Secretary or Assistant Secretary are subject to blackout on trading during the period leading up to the release of quarterly financial statements.  Those subject to this blackout are SCC’s board members and executive officers and those employees designated by the General Counsel, Secretary or Assistant Secretary of SCC.

If you are a designated employee subject to this section, you are still subject to Section 1 (which prohibits transactions at any time when you are aware of material, nonpublic information) during periods outside the blackout period.  For example, you are not necessarily free to trade in the second month of each quarter simply because it is not during a blackout period.  You must also make sure that you are not prohibited from trading under the Policy.

(b)	Transactional Blackouts.

SCC reserves the right to impose a trading blackout from time to time on specified groups of its directors, officers, employees, or agents when, in the judgment of SCC’s General Counsel, Secretary or Assistant Secretary, a blackout is warranted.  Though these blackouts generally will arise because SCC is involved in a highly-sensitive transaction, they may be declared for any reason.  If the General Counsel, Secretary or Assistant Secretary declares a blackout to which you are subject, a member of the legal department will notify you when the blackout begins and when it ends.

(c)	Entering into 10b5-1 Trading Plans.

During a blackout period, not only are you prohibited from trading, but you are also prohibited from entering into a 10b5-1 trading plan as described in Section 5 below.

(d)	Questions Regarding Trading Blackouts.

For questions regarding trading blackouts please contact SCC’s General Counsel or the Secretary of the Company.

4.	Requirement for Board members and Executive Officers to Obtain Pre-Clearance and to Provide Notice of Transactions.

All board members and executive officers are subject to the SEC’s insider trading rules and before trading with SCC’s securities or entering into a 10b5-1 trading plan, they must receive clearance from the General Counsel, Secretary or Assistant Secretary of SCC.  These board members and executive officers must notify the General Counsel, Secretary or Assistant Secretary as soon as practicable after the transaction of the date, amount, price, and the nature of the transaction.  Board members and executive officers may not receive clearance or provide immediate notice when the transaction is a Permitted Transaction, unless the Permitted Transaction is subject to the two business day deadline or other accelerated reporting deadlines under the SEC’s insider trading rules. No other employees are required to receive clearance before the execution of their securities transactions.

(a)	Clearance.

Only board members and executive officers are required to preclear their securities transactions with the General Counsel, Secretary or Assistant Secretary of SCC.  No other employees need to preclear their trading activities.  The General Counsel, Secretary or Assistant Secretary will be available to answer any questions on the application of the Policy, but the ultimate responsibility for the securities trading lies within you.

(b)	Notification.

Because the securities laws require board members and executive officers to report certain transactions to the SEC within two business days following the date of the transaction, the Policy requires board members and executive officers to preclear transactions involving SCC’s securities and to promptly report to the General Counsel, Secretary or Assistant Secretary, the details of the transaction before the close of business on the day after the execution of the transaction.  Please send pre-clearance requests and the details of all transactions to the General Counsel, the Secretary or the Assistant Secretary of the Company.  This allows time for SCC to prepare and file the required reports within the SEC’s two business day deadline.

Permitted Transactions (discussed in Section 5 below) are generally not subject to this requirement, but Permitted Transaction that are subject to the SEC’s two business day or other accelerated reporting deadline are also subject to the pre-clearance and notification requirements described above.

(c)	Margin Loans.

Although not prohibited, board members and executive officers should understand the potential complications caused when SCC stock is used as collateral. SCC stock could be subject to a forced sale upon a decline in the market price.  Sales made by a lender in these margin loans can be complicated to manage and can lead to violations of the preclearance, notification requirements of the Policy and the two business day reporting deadline under Section 16 of the Exchange Law.  Also, see the discussion in Section 1(g) of this Policy regarding insider trading implications associated with margin loans.

(d)	Sale of Shares during a Company-Sponsored Share Repurchase Program.

During any time while SCC is purchasing its own shares on the open market under an announced share repurchase program, executive officers and directors should refrain from selling shares of SCC.

(e)	Hedging and Additional Restrictions.

See the discussion in Section 1(h) and (i) of this Policy regarding insider trading implications associated with hedging transactions, puts, calls, and short sales.

5.	Permitted Transactions.

Permitted Transactions include the following:

•

transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime;

•

execution of a transaction pursuant to a contract, instruction, or plan described in Exchange Act Rule 10b5-1 (c)(1)(i)(A) (called a “Trading Plan”) but only if, with respect to directors and executive officers, the contract, instruction, or plan requires the broker or other counterparty to notify the General Counsel, Secretary or Assistant Secretary of SCC immediately upon execution of a transaction pursuant to the plan;

•	acquisition of shares in the Directors’ Stock Award Plan;
•	acquisition or disposition of stock in a stock split, stock dividend, or other transaction affecting all stockholders equally; or
•	any other transaction designated by the Board of Directors or any committee thereof or senior management, with reference to the Policy, as a Permitted Transaction.
(a)	10b5-1 Trading Plans.

A Trading Plan under Rule 10b5-1 is a binding, written contract that specifies the price, amount, and date when the securities must be purchased or sold in the future, or provides a formula or mechanism for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold. In any case, the Trading Plan should not permit you to exercise any subsequent influence over how, when, or whether to effect purchases or sales. A Trading Plan can only be established when you do not possess material nonpublic information.  Therefore, designated employees cannot enter into these plans during quarterly pre-earnings blackouts.  The rules regarding Trading Plans are complex and you must comply with them completely.  You should consult with your legal advisor before entering into a Trading Plan.

Prior to the establishment of a Trading Plan, each board member and executive officer must receive clearance from the General Counsel, Secretary or Assistant Secretary of SCC.  SCC reserves the right to withhold clearance of any Trading Plan that the General Counsel, Secretary or Assistant Secretary, determines is not consistent with the rules regarding such plans.  Please send proposed Trading Plans to the General Counsel, the Secretary or the Assistant Secretary of the Company.

If a trade was made under a Trading Plan which was executed when you were not aware of material nonpublic information, then you shall have an affirmative defense against any SEC claim for insider trading.

If you enter into a Trading Plan, such Trading Plan should be structured in a manner that it avoids trading in a short period before known announcements, such as financial results.  Transactions executed in accordance with a properly formulated Trading Plan are exempt from the insider trading rules, the trades however may nonetheless occur close in time before SCC announces material news. In this case the public and the media might not be aware of the nuances of trading pursuant to a Trading Plan and this could result in negative publicity for you and SCC if the SEC or the NYSE were to investigate your trading activities.

Finally, if you are a board member or an executive officer, Trading Plans require special attention.  In the Trading Plan you can specify conditions that can trigger purchases or sales of securities; however you may not be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transactions to the SEC within two business days after their execution.  A transaction executed according to a Trading Plan is not a Permitted Transaction unless the Trading Plan requires your broker to notify SCC’s General Counsel, Secretary or Assistant Secretary before the close of business on the day after the execution of the transaction.  This notification can be made to the General Counsel, the Secretary or the Assistant Secretary of the Company.

(b)	Pre-Disclosure of Undisclosed Material, Nonpublic Information.

You may not enter into any transaction, including transactions listed above as Permitted under the Policy, unless you have disclosed any material nonpublic information that you are aware of and that SCC is not aware of to SCC’s Chief Executive Officer, Chief Operation Officer or General Counsel, Secretary or Assistant Secretary.  If you are a member of senior management, the information must be disclosed to the Chief Executive Officer, Chief Operation Officer or General Counsel, Secretary or Assistant Secretary, and if you are the Chief Executive Officer, Chief Operation Officer or General Counsel, Secretary or Assistant Secretary, or a Board member, you must disclose the information to SCC’s Board before any transaction listed above qualifies as a Permitted Transaction.  This ensures that SCC is fully aware of any material information affecting any security before you execute the transaction.

6.	Administration of Policy.
(a)	Administration by General Counsel, Secretary or Assistant Secretary.

The day-to-day administration of the Policy is carried out by the General Counsel, Secretary or Assistant Secretary of SCC. If you have any questions concerning the interpretation of the Policy, you should direct your questions to the General Counsel, the Secretary or the Assistant Secretary of the Company.

(b)	Hardship Exemptions.

Those subject to the blackout periods set forth in Section 3 may request a hardship exemption from the blackout if they are not otherwise prohibited from trading under Section 1.  Hardship exceptions are not granted frequently and only in exceptional circumstances.

(c)	Confidentiality of Policy Decisions.

Employees should keep certain information concerning the operation of the Policy in strict confidence, since the knowledge of certain decisions made according to the Policy could constitute material, nonpublic information.  For example, if you become subject to a special blackout described in Section 3, you should keep that fact confidential.

(d)	Amendment of the Policy.

SCC reserves the right to amend and interpret the Policy from time to time.

7.	Rules for Officers, Directors and more than 10% owners of Common Stock of SOUTHERN COPPER CORPORATION (SCC).
(a)	Responsibilities of Section 16 Insiders.

Directors, executive officers and any person who is, directly or indirectly, beneficial owner of more than 10% of any class of equity security registered under Section 12 of the Exchange Act (as defined below) (the "Section 16 Insiders") are subject to the reporting and short-swing profits recapture provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Directors and certain executive officers must file a Form 144 in connection with any sale by such insiders of securities of the Company and upon the occurrence of the conditions specified in Section 144 of the Securities Act of 1933, as amended (the “Securities Act”).

The application of these rules to a variety of transactions is particularly complex and in many circumstances counter-intuitive.  Accordingly, it is strongly suggested for Section 16 Insiders to read carefully this Policy and obtain counsel from the General Counsel, the Secretary or the Assistant Secretary of SCC prior to the engagement in any transaction contemplated herein involving any equity securities of the Company (the “Common Stock”), including “derivative securities” (any security the value of which is derived from SCC Common Stock).

1.	Section 16.

Section 16 provides that any profit obtained within any period of less than six months by Section 16 Insiders in a "short-swing" trade or in any sale and purchase of the Company's equity securities shall be recoverable by the Company. Likewise it imposes certain additional limitations on Section 16 Insiders with respect to trading on Company's securities, unless an appropriate exemption for the transaction(s) is available.

Section 16(c) of the Exchange Act prohibits short sales of a company's equity securities by a Section 16 Insider.  Specifically, the statute prohibits a Section 16 Insider from directly or indirectly selling a company's security if such Section 16 Insider or his principal (i) does not own the security sold or (ii) owns the security and does not tender it within 20 days from the consummation of such sale or does not tender it by mail or another delivery channel within five days following the consummation of the sale. Notwithstanding the above, pursuant to Section 16(c) no person shall be deemed to have violated this subsection 16(c) if he proves that despite good faith such person was unable to make such tender or mail delivery within the timeframe specified above, or that to do so would have resulted in undue inconvenience or expense.

Based on this policy, Section 16 Insiders who necessarily possess certain corporate information which is not available to the public or to investors, should under no circumstance be permitted to profit from short-term transactions in equity securities of the Company. Any "profit" obtained from trading activities may be matched in favor of the Company, even if the “profit” is not materialized by an economic benefit.

Reporting Requirements.

Section 16 (a) requires Section 16 Insiders to file reports with the Securities and Exchange Commission (“SEC”), the New York Stock Exchange (“NYSE”) and any other exchange upon which the Common Stock is listed, concerning their beneficial ownership of equity securities of the Company and any changes in such beneficial ownership.  The ownership reports must be filed by the Section 16 Insiders as follows: (a) within 10 days from the day on which the person first becomes a Section 16 Insider, such Section 16 Insider shall file an Initial Statement of Beneficial Ownership on Form 3 of the Exchange Act; (b) no later than 10:00 p.m. on the second business day following the day on which a transaction affecting the Section 16 Insider's beneficial ownership of the Company's Common Stock occurred, such Section 16 Insider shall file a Statement of Changes in Beneficial Ownership on Form 4 of the Exchange Act, unless the transaction is exempt from reporting or eligible for deferred reporting; and (c) within 45 days after the close of the Company's fiscal year the Section 16 Insider shall file an Annual Statement of Beneficial Ownership on Form 5 of the Exchange Act covering those transactions that are exempt from Section 16(b) short-swing profit liability, but that are nevertheless reportable under Section 16(a). The total holdings (or at least a best estimate thereof) must be reported, any reportable exempt transactions that were not previously reported on Form 4 and late filings of transactions that should have been reported but were not reported in a timely manner, so it is important to keep accurate records of all transactions. Filing of a Form 5 is not necessary if all transactions and holdings were previously reported on a Form 4.

Officers and directors (but not owners of more than 10% of the Company's securities) who engaged in transactions before the effective date of a registration statement must report them if such transaction took place within six months after the effective date that gives rise to a Form 4 filing obligation. The same six-month reporting requirement is applied to persons ceasing to be a director or officer and thus a Section 16 Insider of the Company.

The legal department of the Company will assist in preparing, signing and filing appropriate Section 16(a) reports on behalf of the Section 16 Insiders. However, Section 16 Insiders are requested to contact the Company’s legal department promptly regarding any transactions involving securities of the Company, and to promptly review any draft reports on Forms 3, 4 or 5 that are prepared on behalf of such Section 16 Insider.  Under SEC rules, Section 16 Insiders are responsible for the filing and accuracy of their Section 16(a) reports (Forms 3, 4 and 5) and any filing issue which arises from Section 16(a) reports has to be disclosed in the Company’s annual proxy statements.

Beginning on June 30, 2003, these reports (i.e., Forms 3, 4 and 5) must be filed with the SEC electronically through its EDGAR database.

Typical transactions on SCC Common Stock by directors will be affected by the rules as follows:

1.

Directors’ Stock Award Plan.  Pursuant to Rule 16b-3, the acquisition of Common Stock pursuant to the Directors’ Stock Award Plan will be exempt from Section 16(b) but must be reported to the SEC on Form 4 within two business days of the transaction.  Shares of Common Stock acquired pursuant to the Directors’ Stock Award Plan will not have to be held for six months in order to qualify for the exemption.  Any sale of such shares, however, could result in short-swing liability if the sale occurs within six months before or after a non-exempt acquisition.  Additionally, any sale of such securities must be made in compliance with the requirements of Rule 144.  See below under “Rule 144.”

Additionally, because a six-month holding period is no longer required to avoid Section 16(b) liability, for federal income tax purposes you will realize income with respect to an award under the Directors’ Stock Award Plan at the time of grant, based on the grant-date value of the shares.  You may no longer elect, therefore, to be taxed based on the value of the shares six months following the date of the award.

2.

Dividend Reinvestment Plan (the “DRP”).  The periodic acquisition of Common Stock through the reinvestment of dividends pursuant to the Company’s DRP continues to be exempt from Section 16(b), but separate reporting of such transactions is no longer required.  Instead, total holdings must be reported on the next required Form 4 or Form 5.  Optional cash purchases of Common Stock through the DRP, however, are not exempt and must be reported currently on a Form 4.  Sales of Common Stock received through the DRP are non-exempt transactions and must be reported on Form 4.

3.

Domestic Relations Orders.  Transfers of Common Stock pursuant to domestic relations orders are now exempt from both the short-swing liability provisions of Section 16(b) and the reporting requirements of Section 16(a).

(b)	RULE 10b-5.

Under Rule 10b-5 of the Exchange Act it is unlawful for insiders to trade with company securities on the basis of material nonpublic information that has not been disclosed to the public or disclose such material nonpublic information to an unauthorized person who uses it for trading purposes. An "insider" for the purposes of this prohibition, includes corporate officers and directors and may also include any person (e.g., a non-officer employee) who, because of his or her special relationship with the company, learns of undisclosed, "inside" or nonpublic information that would be material to an investment decision with respect to the Company's securities. "Material nonpublic information" is subject to many interpretations. Generally, however, the term should be considered to include any information, public knowledge of which would be substantially likely to have an effect on the market for the Company's securities.

In 2000 the SEC adopted Rule 10b5-1 which created a presumption that a purchase or sale of securities was made on the basis of material nonpublic information if the person making the purchase or sale was aware of the material nonpublic information when making the trade. SEC Rule 10b5-1 gives an affirmative defense that permits persons to trade in certain circumstances where it is presumed that material nonpublic information was material to the trading decision. Such affirmative defense allows trading on a security at the same time the relevant person is aware of material nonpublic information if, before becoming aware of the information, the insider had entered into a binding contract to purchase or sell the securities, instructed another person to purchase or sell the securities for the insider's account or adopted a written plan for trading securities.

The use of material nonpublic information in the trade of equity securities of the Company is unlawful and the person using such nonpublic material information can be subject to civil suits, injunction proceedings, civil suit for treble damages instituted by the SEC, or to criminal liability in the event of willful violation.  The strict liability imposed by Section 16(b) of the Exchange Act for short-swing trading profits is different from and in addition to any liability that may be imposed under Rule 10b-5.

(c)	RULE 144.

Section 16 Insiders should be aware that certain provisions of the Securities Act could impose restrictions on the trading of securities of the Company.  Other persons subject to Rule 144 are: any relative or spouse of the seller who lives in the same household as the seller; any trust or estate in which the seller or members of the seller’s family sharing his household are trustees, executors or 10% beneficiaries; any corporation, partnership and/or other entity in which the seller or his family owns a 10% interest; persons holding shares received as compensation for underwriting a public offering, if certain conditions are met.

The Securities Act provides that if any person engages in the sale of a non-exempt security to any other person, such sale must be registered unless an exception is applicable. Rule 144 provides a "safe harbour" under certain circumstances for the resale of securities.

If the amount of securities to be sold in reliance upon Rule 144 during any three-month period exceeds 5,000 securities or has an aggregate sale price in excess of $50,000, a notice of the proposed sale must be filed with the SEC on Form 144 via EDGAR and the person filing such notice must have a bona fide intention to sell the securities referred to therein within a reasonable time after the filing of such notice. A copy of the notice must also be sent to the principal exchange on which the securities are traded (this reporting requirement is fulfilled by filing Form 144 with the SEC via EDGAR).

Pursuant to Rule 144, any such sale must be made in an “unsolicited broker’s transaction” (which includes the ordinary execution of an order to sell).  The brokerage firm used by the seller will have established procedures for compliance with Rule 144.  The SEC has recently published new rules on the sale requirements for resales of securities to permit resales through riskless principal transactions.  A riskless principal transaction is a transaction in which a broker or dealer, (1) after having received a customer’s order to buy a security, purchases the security as principal in the market to satisfy the order to buy or (2) after having received a customer’s order to sell a security, sells the security as principal to the market to satisfy the order to sell.

Section 16 Insiders may request the legal department of the Company to act on their behalf for the filing of Forms 144. In such case, the Section 16 Insider should inform the General Counsel, the Secretary or the Assistant Secretary of SCC and grant a power of attorney in favor of such legal department.

If the Section 16 Insider has granted a power of attorney, and subsequently informs the General Counsel, the Secretary or the Assistant Secretary of SCC that he or she intends to sell more than 5,000 securities or securities with a value above $50,000, and gives the name of the broker, then the legal department of the Company will assist such Section 16 Insider to comply with the Form 144 filing procedures.  The filing of a Form 144 indicating intent to sell is followed and reported by the financial press in the same way that Form 4 filings are reported.

The Company encourages Section 16 Insiders to read the trading policy recommendations made by the New York Stock Exchange.  A copy of these recommendations is enclosed as Appendix 1.

Remember, it is your ultimate responsibility to comply with the Policy and applicable laws and regulations.  You should use your best judgment and seek counsel from General Counsel, the Secretary of SCC, or your legal and financial advisors, as needed.

Distributed:March 17, 2023

This Document is the Southern Copper Corporation (SCC) Securities Law Compliance Policy, as Approved by the SCC Board:
April 23, 2009